June 26, 2009
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc. Amendment No. 9 to Registration Statement on Form S-1 Filed June 26, 2009 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (the “Company”), submitted herewith for filing is Amendment No. 9 (“Amendment No. 9”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 9 in response to comments contained in a letter, dated June 24, 2009 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of the Company. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter. The Company has responded to the comment in the Letter by making changes to the Company’s disclosure as set forth in Amendment No. 9.
Amendment No. 8 to Registration Statement on Form S-1
General

1.	We are in receipt of your amended confidential treatment request, CF Control #21479. Any comments will be provided in a separate letter and must be resolved prior to the desired effective date.

	Response:	The Company acknowledges the Staff’s comment and has addressed the Staff’s comments regarding the above-referenced confidential treatment request under separate cover.

2.	We note that the report and consent of your independent registered public accounting firm have not been signed. We presume that you intend to file a pre-effective amendment that includes a signed and dated report and consent, both of which will be revised to remove the prefatory paragraph.

	Response:	The Company acknowledges the Staff’s comment and has included a signed and dated report and consent of its independent registered public accounting firm in

U.S. Securities and Exchange Commission
June 26, 2009

Amendment No. 9. Please see page F-2 of Amendment No. 9, as well as Exhibit 23.1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 35

3.	We note the revisions made to the table on page 36. However, it appears that the values under the columns labeled “Per Share Weighted Average Estimated Fair Value of Options” and “Per Share Estimated Fair Value of Common Stock” have been switched. See the table on page F-22 which appears to disclose the appropriate amounts and revise accordingly.

	Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. Please see page 36 of Amendment No. 9.

4.	Please revise to disclose the significant factors contributing to the difference between the fair value of the underlying common stock used for your May 2009 option grants and the estimated IPO price.

	Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. Please see pages 46 and 47 of Amendment No. 9.
Principal and Selling Stockholders, page 94

5.	For Intel Capital and the trust for the benefit of Mr. Harrison’s children, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by those selling shareholders. Please also clarify whether Mr. Benson exercises sole or shared voting and/or dispositive powers over the securities offered for resale by Prism. If Mr. Benson shares voting and/or dispositive powers with any persons, please identify those individuals as well.

	Response:	The above-referenced stockholders are not selling stockholders, and accordingly, as discussed with the Staff on June 24, 2009, the Company has not revised its disclosure in response to this comment.

6.	Please disclose whether McNamee Lawrence & Co. purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, McNamee Lawrence & Co. had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Unless these representations are provided, McNamee Lawrence & Co. should be named in the prospectus as an underwriter.

	Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. Please see page 98 of Amendment No. 9.
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U.S. Securities and Exchange Commission
June 26, 2009

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Lee Schindler of this firm at (781) 966-2048.
Sincerely,
/s/ John H. Chory
John H. Chory